EXHIBIT 99.1

First Quarter Results for the Period Ended March 31, 2018

Three Months Ended March 31, 2018

Financial Summary - Unaudited

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended	Three months ended
	March 31,	March 31,
	2018	2017

Operating revenues	$111,854	$110,087
Net income	$14,992	$18,443
Adjusted net income(1)	$27,951	$24,522
Earnings per share	$0.14	$0.17
Adjusted earnings per share(1)	$0.25	$0.22
Weighted average number of shares (in thousands)	109,799	109,825
Adjusted EBITDA(1)	$76,638	$72,546

(1)Adjusted net income, adjusted earnings per share and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to adjusted EBITDA included elsewhere herein.

Three months ended March 31, 2018 compared to the three months ended March 31, 2017

During the three months ended March 31, 2018 and March 31, 2017, Danaos had an average of 55 containerships. Our fleet utilization for the three months ended March 31, 2018 was 95.6% compared to 92.7% for the three months ended March 31, 2017. The fleet utilization excluding the off charter days of the vessels that were previously chartered to Hanjin Shipping (“Hanjin”) was 98.1% in the three months ended March 31, 2017.

Our net income amounted to $15.0 million, or $0.14 per share, for the three months ended March 31, 2018 compared to net income of $18.4 million, or $0.17 per share, for the three months ended March 31, 2017. The $3.4 million decrease was attributable to refinancing related professional fees of $9.6 million, compared to $nil in the prior year period, and a $1.9 million increase in net finance expenses, which were partially offset by a $3.9 million decrease in total operating expenses, a $1.8 million increase in operating revenues and non-recurrence of a $2.4 million loss on sale of securities in the prior year period.

Our adjusted net income amounted to $27.9 million, or $0.25 per share, for the three months ended March 31, 2018 compared to $24.5 million, or $0.22 per share, for the three months ended March 31, 2017. We have adjusted our net income in the three months ended March 31, 2018 for refinancing related professional fees of $9.6 million and a non-cash amortization charge of $3.4 million for fees related to our 2011 comprehensive financing plan (comprised of non-cash, amortizing and accrued finance fees). Please refer to the Adjusted Net Income reconciliation table, which appears later in this report.

The increase of $3.4 million in adjusted net income for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 is attributable mainly to a $3.9 million decrease in total operating expenses and $1.8 million increase in operating revenues, which were partially offset by a $2.3 million increase in net finance expenses.

Operating Revenues

Operating revenues increased by 1.6%, or $1.8 million, to $111.9 million in the three months ended March 31, 2018 from $110.1 million in the three months ended March 31, 2017.

Operating revenues for the three months ended March 31, 2018 reflect:

•                  $3.2 million increase in revenues in the three months ended March 31, 2018 compared to the three months ended March 31, 2017 due to the re-chartering of certain of our vessels at higher rates.

•                  $1.4 million decrease in revenues due to lower fleet utilization for vessels in our fleet, other than the three vessels previously chartered to Hanjin which did not earn any revenues in the three months ended March 31, 2017, compared to the three months ended March 31, 2018.

Vessel Operating Expenses

Vessel operating expenses decreased by 2.5%, or $0.7 million, to $26.8 million in the three months ended March 31, 2018 from $27.5 million in the three months ended March 31, 2017. The average daily operating cost per vessel for vessels on time charter was $5,849 per day for the three months ended March 31, 2018 compared to $5,756 per day for the three months ended March 31, 2017. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

Depreciation & Amortization

Depreciation & Amortization includes Depreciation and Amortization of Deferred Dry-docking and Special Survey Costs.

Depreciation

Depreciation expense decreased by 6.2%, or $1.8 million, to $27.1 million in the three months ended March 31, 2018 from $28.9 million in the three months ended March 31, 2017.

Amortization of Deferred Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.1 million, to $1.8 million in the three months ended March 31, 2018 from $1.7 million in the three months ended March 31, 2017.

General and Administrative Expenses

General and administrative expenses decreased by $0.9 million, to $5.2 million in the three months ended March 31, 2018, from $6.1 million in the three months ended March 31, 2017. The decrease was due to decreased professional fees.

Other Operating Expenses

Other Operating Expenses include Voyage Expenses.

Voyage Expenses

Voyage expenses decreased by $0.6 million, to $3.2 million in the three months ended March 31, 2018 from $3.8 million in the three months ended March 31, 2017. The decrease is mainly due to decreased bunkering expenses.

Interest Expense and Interest Income

Interest expense increased by 9.1%, or $1.9 million, to $22.8 million in the three months ended March 31, 2018 from $20.9 million in the three months ended March 31, 2017. The increase in interest expense was mainly due to the increase in average cost of debt due to the increase in US$ Libor by about 60 bps between the two periods, which was partially offset by a decrease in our average debt by $182.5 million, to $2,301.4 million in the three months ended March 31, 2018, from $2,483.9 million in the three months ended March 31, 2017 and a $0.4 million decrease in the amortization of deferred finance costs.

As of March 31, 2018, our debt outstanding gross of deferred finance costs was $2,299.9 million compared to $2,474.1 million as of March 31, 2017.

Interest income decreased by $0.1 million to $1.4 million in the three months ended March 31, 2018 compared to $1.5 million in the three months ended March 31, 2017.

Other finance costs, net

Other finance costs, net remained stable at $1.0 million in the three months ended March 31, 2018 and 2017.

Equity income/(loss) on investments

Equity income/(loss) on investments decreased by $0.2 million in the three months ended March 31, 2018 from equity income on investments of $0.2 million in the three months ended March 31, 2017 and relates to the operating performance of Gemini, in which the Company has a 49% shareholding interest.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in the three months ended March 31, 2018 and 2017.

Other income/(expenses), net

Other income/(expenses), net was $9.4 million in expenses in the three months ended March 31, 2018 mainly due to $9.6 million of refinancing-related professional fees compared to $2.4 million in expenses in the three months ended March 31, 2017 due to a $2.4 million realized loss on sale of HMM securities.

Adjusted EBITDA

Adjusted EBITDA increased by 5.7%, or $4.1 million, to $76.6 million in the three months ended March 31, 2018 from $72.5 million in the three months ended March 31, 2017. As outlined above, this increase is mainly attributable to a $2.2 million decrease in operating expenses and a $1.8 million increase in operating revenues. Adjusted EBITDA for the three months ended March 31, 2018 is adjusted for refinancing-related professional fees of $9.6 million. Tables reconciling Adjusted EBITDA to Net Income can be found at the end of this report.

DANAOS CORPORATION

Condensed Consolidated Statements of Income - Unaudited

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended	Three months ended
	March 31,	March 31,
	2018	2017

OPERATING REVENUES	$111,854	$110,087

OPERATING EXPENSES
Vessel operating expenses	(26,849)	(27,455)
Depreciation & amortization	(28,903)	(30,592)
General & administrative	(5,182)	(6,129)
Other operating expenses	(3,161)	(3,839)
Income From Operations	47,759	42,072

OTHER INCOME/(EXPENSES)
Interest income	1,375	1,471
Interest expense	(22,849)	(20,900)
Other finance expenses	(971)	(1,047)
Equity income on investments	(26)	206
Other income/(expenses), net	(9,385)	(2,448)
Realized loss on derivatives	(911)	(911)
Total Other Expenses, net	(32,767)	(23,629)

Net Income	$14,992	$18,443

EARNINGS PER SHARE
Basic & diluted earnings per share	$0.14	$0.17
Basic & diluted weighted average number of common shares (in thousands of shares)	109,799	109,825

DANAOS CORPORATION

Condensed Consolidated Balance Sheets - Unaudited

(Expressed in thousands of United States dollars)

	As of	As of
	March 31,	December 31,
	2018	2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$62,979	$66,895
Restricted cash	—	2,812
Accounts receivable, net	6,741	6,502
Other current assets	53,086	49,790
	122,806	125,999
NON-CURRENT ASSETS
Fixed assets, net	2,769,627	2,795,971
Deferred charges, net	13,512	8,962
Investments in affiliates	5,972	5,998
Other non-current assets	54,334	49,466
	2,843,445	2,860,397
TOTAL ASSETS	$2,966,251	$2,986,396

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Long-term debt, current portion	$2,291,351	$2,329,601
Accounts payable, accrued liabilities & other current liabilities	54,740	50,238
	2,346,091	2,379,839
LONG-TERM LIABILITIES
Other long-term liabilities	54,100	57,852
	54,100	57,852

STOCKHOLDERS’ EQUITY
Common stock	1,098	1,098
Additional paid-in capital	546,898	546,898
Accumulated other comprehensive loss	(111,713)	(114,076)
Retained earnings	129,777	114,785
	566,060	548,705
Total liabilities and stockholders’ equity	$2,966,251	$2,986,396

DANAOS CORPORATION

Condensed Consolidted Statements of Cash Flows - Unaudited

(Expressed in thousands of United States dollars)

	Three months ended	Three months ended
	March 31,	March 31,
	2018	2017
Operating Activities:
Net income	$14,992	$18,443
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,060	28,851
Amortization of deferred drydocking & special survey costs, finance cost and other finance fees accrued	5,194	5,463
Payments for drydocking/special survey	(6,393)	(4,094)
Amortization of deferred realized losses on cash flow interest rate swaps	911	911
Equity income on investments	26	(206)
Loss on sale of securities	—	2,357
Accounts receivable	(239)	(1,330)
Other assets, current and non-current	(6,712)	210
Accounts payable and accrued liabilities	6,636	2,042
Other liabilities, current and long-term	(5,886)	(8,314)
Net Cash provided by Operating Activities	35,589	44,333

Investing Activities:
Vessel additions	(716)	(1,527)
Net Cash used in Investing Activities	(716)	(1,527)

Financing Activities:
Debt repayment	(41,601)	(53,958)
Net Cash used in Financing Activities	(41,601)	(53,958)
Net Decrease in cash, cash equivalents and restricted cash	(6,728)	(11,152)
Cash, cash equivalents and restricted cash, beginning of period	69,707	76,529
Cash, cash equivalents and restricted cash, end of period	$62,979	$65,377

Non-GAAP Measures*

Reconciliation of Net Income to Adjusted Net Income — Unaudited

	Three months ended	Three months ended
	March 31,	March 31,
	2018	2017
Net income	$14,992	$18,443
Amortization of financing fees & finance fees accrued	3,351	3,722
Refinancing professional fees	9,608	—
Loss on sale of securities	—	2,357
Adjusted Net Income	$27,951	$24,522
Adjusted Earnings Per Share	$0.25	$0.22
Weighted average number of shares (in thousands)	109,799	109,825

* The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures, including adjusted net income and adjusted EBITDA, in making financial, operating and planning decisions and in evaluating the Company’s performance. See the Table above for supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months ended March 31, 2018 and 2017. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

DANAOS CORPORATION

Reconciliation of Net Income to Adjusted EBITDA - Unaudited

(Expressed in thousands of United States dollars)

	Three months ended	Three months ended
	March 31,	March 31,
	2018	2017
Net income	$14,992	$18,443
Depreciation	27,060	28,851
Amortization of deferred drydocking & special survey costs	1,843	1,741
Amortization of deferred finance costs and other finance fees accrued	3,351	3,722
Amortization of deferred realized losses on interest rate swaps	911	911
Interest income	(1,375)	(1,471)
Interest expense	20,248	17,992
Refinancing professional fees	9,608	—
Loss on sale of securities	—	2,357
Adjusted EBITDA(1)	$76,638	$72,546

(1)    Adjusted EBITDA represents net income before interest income and expense, depreciation, amortization of deferred drydocking & special survey costs and deferred finance costs, amortization of deferred realized losses on interest rate swaps, loss on sale of securities and refinancing professional fees. However, Adjusted EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business, specifically adjusted net income and adjusted EBITDA, may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. See the Tables above for supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months ended March 31, 2018 and 2017. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.